Exhibit 99.1

CN Energy Group. Inc. Announces Pricing of Initial Public Offering

Lishui, China, February 4, 2021 – CN Energy Group. Inc. (the “Company”), a China-based manufacturer and supplier of wood-based activated carbon and a producer of biomass electricity, today announced the pricing of its initial public offering (“Offering”) of 5,000,000 ordinary shares at a public offering price of US$4.00 per share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on February 5, 2021 under the ticker symbol “CNEY.”

The Company expects to receive aggregate gross proceeds of US$20 million from this Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 750,000 ordinary shares at the public offering price, less underwriting discounts. The Offering is expected to close on or about February 9, 2021, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used to fund the construction of a new manufacturing facility in Manzhouli City and for research and development, working capital, and general corporate purposes.

The Offering is being conducted on a firm commitment basis. Network 1 Financial Securities, Inc. is acting as the underwriter for the Offering. Hunter Taubman Fischer & Li LLC acted as counsel to the Company, and Loeb & Loeb LLP acted as counsel to Network 1 Financial Securities, Inc. in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) (File Number: 333-239659) and was declared effective by the SEC on February 4, 2021. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Network 1 Financial Securities, Inc., by email at kmu@netw1.com or standard mail to Network 1 Financial Securities, Inc., 2 Bridge Avenue, Suite 241 Red Bank, NJ 07701. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation, or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About CN Energy Group. Inc.

CN Energy Group. Inc. is a China-based manufacturer and supplier of wood-based activated carbon and a producer of biomass electricity. The Company also provides activated carbon related technical services. Its wood-based activated carbon is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production. For more information, visit the company’s website at www.cneny.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

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